                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                         ARC International Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001905108
                ----------------------------------------------
                                (CUSIP Number)


                                 Jerry Zucker
                         c/o The InterTech Group, Inc.
                             Post Office Box 5205
                    North Charleston, South Carolina  29405
                                (803) 744-5174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 16, 1999
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 4 Pages

-----------------------                                  ---------------------
  CUSIP No. 001905108                13D                   Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Jerry Zucker

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,326,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,326,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,326,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 ("Amendment No. 3") amends the Statement on Schedule 13D (the "Schedule 13D") filed on September 17, 1999 by Jerry Zucker, as previously amended by Amendments No. 1 and No. 2 thereto. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

          Mr. Zucker purchased the Shares for investment purposes. On December 16, 1999, Robert Johnston was elected to the Board of Directors of the Issuer at the request of Mr. Zucker following discussions between Mr. Zucker and the Issuer. Mr. Johnston is the Director of Investor Relations of Polymer Group, Inc. Mr. Zucker is the Chairman, President and Chief Executive Officer of Polymer Group, Inc.

          Mr. Zucker is continuing to review the performance of his investments and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.
          Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present Board or management of the Issuer, or changes in the Issuer's business or corporate structure.

          Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

          As a result of the appointment of Mr. Johnston as a director of the Issuer at the request of Mr. Zucker, Mr. Zucker and Mr. Johnston may be deemed to be members of a "group" within the meaning of Section 13 of the Securities Exchange Act of 1934. Mr. Zucker expressly disclaims membership in a group with Mr. Johnston.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the Press Release of the Issuer dated December 16, 1999 attached hereto as Exhibit A.

                               Page 3 of 4 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 1999


                                     /s/ Jerry Zucker
                                     ------------------------------------
                                     Print Name: Jerry Zucker

                               Page 4 of 4 Pages